SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 6)

                                INTERLIANT, INC.
                            (Name of Subject Company)

                                INTERLIANT, INC.
                                    (Issuer)

                   7% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                         (Title of Class of Securities)

                                  4587424-aa-1
                                  4587424-ab-9
                                  4587424-ac-7
                                  4587424-ad-5
                     (CUSIP Numbers of Class of Securities)

                                 BRUCE S. KLEIN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTERLIANT, INC.
                              2 MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 640-9000

                                    COPY TO:
                             Allan R. Williams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                               New York, NY 10036
                                 (212) 969-3000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

================================================================================

        Transaction Valuation*                    AMOUNT OF FILING FEE
            $12,690,667                                $2,538.13

================================================================================

     * Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $38,072,000 aggregate principal amount of 7% Convertible Subordinated Notes (the "Subordinated Notes") of Interliant, Inc., ("Interliant") for a combination of (i) cash, (ii) 10% Convertible Senior Notes issued by Interliant (the "Senior Notes"), and
     (iii) Warrants to purchase common stock, par value $0.01 per share, of Interliant (the "Warrants"). Interliant intends to issue up to $10,279,440 aggregate principal amount of Senior Notes, Warrants to purchase up to an aggregate of 2,569,860 shares of common stock and pay up to an aggregate of $2,665,040 in cash in exchange for the Subordinated Notes. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent the transaction value. The aggregate principal amount of the Subordinated Notes sought for exchange is $38,072,000. Under Rule 0-11(a)(4), because there is no market for the Subordinated Notes and because Interliant has an accumulated capital deficit (as of September 30, 2001, this deficit was approximately $147.4 million), only one third of such amount, or $12,690,667, is considered to be the transaction value for purpose of calculating the filing fees.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was
     previously   paid.   Identify  the  previous  filing  by  registration
     statement number, or the form or schedule and the date of its filing:
     Amount previously paid: $2,538.13         Filing party: Interliant, Inc.
     Form or registration No.: 005-56549       Date filed: November 9, 2001

|_| Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  Third-party tender offer subject to Rule 14D-1.
|X|  Issuer tender offer subject to Rule 13E-4.
|_|  Going-private transaction subject to Rule 13E-3.
|_|  Amendment to Schedule 13D under Rule 13D-2.
|_| Check the box if the filing is a final amendment reporting the results of a tender offer.

                                    AMENDMENT

      This Amendment No. 6 amends and supplements the tender offer on Schedule TO-I (the "Statement"), dated November 9, 2001 (File No. 5-56549), filed by Interliant, Inc., a Delaware corporation.

ITEM 12.  EXHIBITS.

      Item 12 of the Statement is hereby amended and supplemented as follows:

      (a)(5)viii. Press release, dated December 14, 2001.*

-------------------
*  Filed herewith.

      SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        INTERLIANT, INC.




                                        By:
                                            -----------------------------------
                                            /s/ Bruce S. Klein
                                            Senior Vice President, General
                                              Counsel and Secretary
December 14, 2001

For more information contact:
Rosanne Desmone
Interliant, Inc.
703.762.1759
rdesmone@interliant.com

           Interliant Successfully Completes Public Exchange Offer
                             of 7% Convertible Notes

   Company Expects $120 Million Reduction in Outstanding Notes by Year-End

      PURCHASE, NY, DECEMBER 14, 2001 -- Interliant, Inc. (Nasdaq:INIT), a leading global application service provider (ASP), announced today the successful completion of a public exchange offer to holders of its outstanding 7% Convertible Subordinated Notes issued February 2000 (Subordinated Notes). The exchange offer, as extended, expired at 5:00 pm on December 13, 2001, and resulted in the tender by holders and the acceptance by the Company of $37.5 million in principal amount of the Subordinated Notes. Under the public exchange, Interliant offered to issue $270.00 principal amount of senior notes convertible into 270 shares of our common stock, warrants to purchase 67.50 shares of its common stock at an exercise price of $0.60 per share, and pay $70.00 in cash in exchange for each $1,000 principal amount of Subordinated Notes that were tendered.

The Company previously announced on October 24, 2001, that it had entered into an agreement with holders of $126.8 million in principal amount of the Subordinated Notes to exchange their notes in a private transaction on the same terms as offered in the public exchange. The combined public exchange and private transaction yielded a 99.6% participation rate among all the holders of the Subordinated Notes. The Company expects to close the private transaction by December 31, 2001. The closing of the public exchange and the private transaction will result in a reduction of $120 million in principal amount of the Company's outstanding notes.

"The successful execution of this exchange offer and the expected closing of the private transaction later this month will dramatically improve our balance sheet," said Frank Alfano, Interliant's chief financial officer. "This is a big step toward financial stability for Interliant, and I believe it will positively impact our core business growth through EBITDA breakeven."

About Interliant
Interliant, Inc. (Nasdaq:INIT) is a leading global application service provider
(ASP) and pioneer in the ASP market. Interliant's INIT Solutions Suite includes managed messaging, managed hosting, security, Web hosting (branded solutions, OEM and private label), and professional services. Interliant, headquartered in Purchase, NY, has forged strategic alliances with the world's leading software, networking and hardware manufacturers including Microsoft (Nasdaq:MSFT), Dell Computer Corporation (Nasdaq:DELL), Oracle Corporation (Nasdaq:ORCL), Verisign/Network Solutions (Nasdaq:VRSN), IBM (NYSE:IBM), Sun Microsystems Inc. (Nasdaq:SUNW), and Lotus Development Corp. For more information about Interliant, visit http://www.interliant.com.

                                    ######

Interliant and INIT Solutions Suite are trademarks of Interliant, Inc., in the United States, other countries, or both. Other company, product, and service names may be trademarks or service marks of others.

      This press release contains forward-looking statements that can be identified by the use of words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "will," "plan," "forecast" and similar words and expressions. Such forward-looking statements involve risks and uncertainties that may cause actual results, performance, achievements and the timing of certain events to differ significantly from the results discussed or implied in the forward-looking statements. Therefore, no forward-looking statement can be guaranteed. Important factors to consider in evaluating such forward-looking statements include uncertainty that the exchange offer and the related private restructuring transaction can be completed on the terms described or at all, demand for our services will increase and other competitive market factors, changes in Interliant's business strategy or an inability to execute Interliant's strategy due to unanticipated changes in its business, its industry or the economy in general, unforeseen difficulties in integrating acquisitions and other factors set forth more fully in Interliant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and other filings with the Securities and Exchange Commission. It is not possible to foresee or identify all factors affecting Interliant's forward-looking statements and investors therefore should not consider any list of factors affecting Interliant's forward-looking statements to be an exhaustive statement of risks, uncertainties or potentially inaccurate assumptions. Interliant does not have a policy of updating or revising forward-looking statements, and thus it should not be assumed that Interliant's silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.